NEWS

Sequans Communications Announces Fourth Quarter 2017
Financial Results
PARIS - February 13, 2018 - 4G chipmaker Sequans Communications S.A. (NYSE: SQNS) today announced financial results for the fourth quarter ended December 31, 2017.

Fourth Quarter 2017 Highlights:
Revenue: Revenue was $11.3 million, flat compared to the third quarter of 2017 and a decrease of 18.9% compared to the fourth quarter of 2016, reflecting decreases in both product and other revenue. Full-year revenue increased 5.9% to $48.3 million in 2017 from $45.6 million in 2016.

Gross margin: Gross margin was 41.7% compared to 44.3% in the third quarter of 2017 and compared to 38.2% in the fourth quarter of 2016, reflecting primarily an increase in the proportion of module sales in the revenue mix in the fourth quarter of 2017 compared to the prior quarter and an increase in the proportion of other revenue in the revenue mix compared to the same quarter in the prior year. Full-year gross margin remained flat at 43.8% in 2017 and in 2016.

Operating loss: Operating loss was $5.6 million compared to an operating loss of $5.6 million in the third quarter of 2017 and an operating loss of $4.9 million in the fourth quarter of 2016. Full year operating loss for 2017 was $19.5 million compared to an operating loss of $19.7 million for 2016.

Net loss: Net loss was $7.6 million, or ($0.10) per diluted share/ADS, compared to a net loss $6.9 million, or ($0.09) per diluted share/ADS, in the third quarter of 2017 and a net loss of $5.4 million, or ($0.07) per diluted share/ADS, in the fourth quarter of 2016. Full year net loss for 2017 was $26.2 million, or ($0.34) per diluted share/ADS, compared to a net loss of $24.8 million, or ($0.39) per diluted share/ADS, for 2016.

Non-IFRS Net loss: Excluding the non-cash items of stock-based compensation, the non-cash impact of convertible debt amendments and effective interest adjustments related to the convertible debt and other financings, non-IFRS net loss was $5.9 million, or ($0.07) per diluted share/ADS, compared to a non-IFRS net loss of $5.9 million, or ($0.07) per diluted share/ADS in the third quarter of 2017, and a non-IFRS net loss of $4.2 million, or ($0.06) per diluted share/ADS, in the fourth quarter of 2016. Full year non-IFRS net loss for 2017 was $21.4 million, or ($0.28) per diluted share/ADS, compared to a full year non-IFRS net loss of $19.9 million, or ($0.31) per diluted share/ADS in 2016.

Cash: Cash, cash equivalents and short-term deposit at December 31, 2017 totaled $3.3 million compared to $13.3 million at September 30, 2017. The cash balance does not reflect the $20.9 million of net proceeds from the January 2018 public offering.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q4 2017	%*	Q3 2017	%*	Q4 2016	%*	Full year 2017	%*	Full year 2016	%*
Revenue	$11.3		$11.3		$14.0		$48.3		$45.6
Gross profit	4.7	41.7%	5.0	44.3%	5.3	38.2%	21.1	43.8%	20.0	43.8%
Operating loss	(5.6)	(49.7)%	(5.6)	(49.2)%	(4.9)	(34.9)%	(19.5)	(40.5)%	(19.7)	(43.3)%
Net loss	(7.6)	(67.6)%	(6.9)	(61.2)%	(5.4)	(38.5)%	(26.2)	(54.2)%	(24.8)	(54.4)%
Diluted EPS	($0.10)		($0.09)		($0.07)		($0.34)		($0.39)
Weighted average number of diluted shares/ADS	79,844,151		79,774,103		74,501,387		77,668,404		63,805,442
Cash flow from (used in) operations	(9.3)		(5.3)		(5.7)		(28.9)		(15.6)
Cash, cash equivalents and short-term deposit at quarter-end	3.3		13.3		20.5		3.3		20.5
Additional information on non-cash items:
- Stock-based compensation included in operating result	0.7		0.3		0.5		1.6		1.1
- Non-cash impact of Convertible debt amendments	0.3		—		—		0.3		—
- Change in the fair value of convertible debt embedded derivative	—		—		—		—		1.6
- Non-cash interest on convertible debt and other financing	0.7		0.8		0.7		2.8		2.2
Non-IFRS diluted EPS (excludes stock-based compensation, impact of convertible debt amendments and effective interest adjustments related to the convertible and other debt and embedded derivative,and the non-cash impact of revaluation of interest-free government loan)	($0.07)		($0.07)		($0.06)		($0.28)		($0.31)

* Percentage of revenue

Sequans reports fourth quarter 2017 financial results

"We are very pleased with the ramp in our IoT business during 2017," said Georges Karam, Sequans' CEO. "IoT revenue grew more than 40% from 2016, mainly from the initial ramp in Cat 1 revenue. We expect strong acceleration of IoT growth in 2018, based on a full year of Cat 1 revenue from both the United States and Japan, as well as the initial Cat M1/NB1 ramp from U.S. design wins already in hand. We expect gradual improvement in our broadband business beginning in the second quarter.  We are seeing exciting opportunities for new products and potential new customers and applications, which also contribute to our confidence in the long-term performance of all our markets."

Q1 2018 Outlook
The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the first quarter of 2018 to be in the range of $10.5 to $12 million, reflecting seasonal weakness in the first quarter, with non-IFRS gross margin above 40%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.07) and ($0.08) for the first quarter of 2018, based on approximately 94.4 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes the impact of stock based compensation, the non-cash fair-value and effective interest adjustments related to the convertible debt and other financings, and any other relevant non-cash or non-recurring expenses.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the fourth quarter of 2017 today, February 13, 2018 at 8:00 a.m. EDT /14:00 CET. To participate in the live call, analysts and investors should dial 800-230-1059 (or +1 612-234-9959 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until March 13, 2018 by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 442126.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, anticipation for IoT and broadband sales, plans and our objectives for future operations and potential strategic partnerships, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) the impact of natural disasters on our sourcing operations and supply chain, and (xi) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation and the non-cash financial income and expense related to the convertible debt and its embedded derivative issued in April 2015 and April 2016. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be

Sequans reports fourth quarter 2017 financial results

directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release. We are not able to provide a non-GAAP reconciliation for forward-looking IFRS estimates for gross margin and net loss per diluted share without unreasonable efforts, because certain adjustments are not known until the end of the period. The impact of these adjustments could be significant to our actual IFRS results.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading provider of single-mode 4G LTE wireless semiconductor solutions for Internet of Things (IoT) and a wide range of broadband data devices. Founded in 2003, Sequans has developed and delivered seven generations of 4G technology and its chips are certified and shipping in 4G networks around the world. Today, Sequans offers two LTE product lines: StreamliteLTE™, optimized for IoT and M2M devices and StreamrichLTE™, optimized for feature-rich mobile computing and home and portable router devices. The company is based in Paris, France with additional offices in the United States, United Kingdom, Sweden, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports fourth quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Dec 31, 2017	Sept 30, 2017	Dec 31, 2016

Revenue :
Product revenue	$8,685	$8,869	$11,947
Other revenue	2,632	2,430	2,006
Total revenue	11,317	11,299	13,953
Cost of revenue
Cost of product revenue	5,994	5,678	7,879
Cost of other revenue	602	615	740
Total cost of revenue	6,596	6,293	8,619
Gross profit	4,721	5,006	5,334
Operating expenses :
Research and development	5,985	6,769	6,327
Sales and marketing	2,203	2,014	2,204
General and administrative	2,159	1,786	1,669

Total operating expenses	10,347	10,569	10,200
Operating loss	(5,626)	(5,563)	(4,866)
Financial income (expense):
Interest income (expense), net	(1,178)	(1,202)	(1,080)
Convertible debt amendments	(322)	—	—
Foreign exchange gain (loss)	(439)	(90)	670
Loss before income taxes	(7,565)	(6,855)	(5,276)
Income tax expense (benefit)	81	65	95
Loss	$(7,646)	$(6,920)	$(5,371)
Attributable to :
Shareholders of the parent	(7,646)	(6,920)	(5,371)
Minority interests	—	—	—
Basic loss per share	($0.10)	($0.09)	($0.07)
Diluted loss per share	($0.10)	($0.09)	($0.07)
Weighted average number of shares used for computing:
— Basic	79,844,151	79,774,103	74,501,387
— Diluted	79,844,151	79,774,103	74,501,387

Sequans reports fourth quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve months ended Dec 31
(in thousands of US$, except share and per share amounts)	2017	2016

Revenue :
Product revenue	$37,353	$34,581
Other revenue	10,910	10,998
Total revenue	48,263	45,579
Cost of revenue
Cost of product revenue	24,725	22,574
Cost of other revenue	2,397	3,022
Total cost of revenue	27,122	25,596
Gross profit	21,141	19,983
Operating expenses :
Research and development	25,202	26,334
Sales and marketing	8,785	7,126
General and administrative	6,679	6,267

Total operating expenses	40,666	39,727
Operating loss	(19,525)	(19,744)
Financial income (expense):
Interest income (expense), net	(4,612)	(3,686)
Other financial expense	—	(83)
Convertible debt amendments	(322)	—
Change in the fair value of convertible debt embedded derivative	—	(1,583)
Foreign exchange gain (loss)	(1,401)	593
Loss before income taxes	(25,860)	(24,503)
Income tax expense (benefit)	300	284
Loss	$(26,160)	$(24,787)
Attributable to :
Shareholders of the parent	(26,160)	(24,787)
Minority interests	—	—
Basic loss per share	($0.34)	($0.39)
Diluted loss per share	($0.34)	($0.39)
Weighted average number of shares used for computing:
— Basic	77,668,404	63,805,442
— Diluted	77,668,404	63,805,442

Sequans reports fourth quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Dec 31,	At Dec 31,
(in thousands of US$)	2017	2016

ASSETS
Non-current assets
Property, plant and equipment	$6,993	$6,659
Intangible assets	9,561	7,707
Deposits and other receivables	402	332
Available for sale assets	353	310
Total non-current assets	17,309	15,008
Current assets
Inventories	7,376	8,693
Trade receivables	20,926	15,285
Prepaid expenses and other receivables	4,214	3,172
Recoverable value added tax	688	470
Research tax credit receivable	3,248	1,902
Short term deposit	347	345
Cash and cash equivalents	2,948	20,202
Total current assets	39,747	50,069
Total assets	$57,056	$65,077

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 80,024,707 shares authorized, issued and outstanding at December 31, 2017 (75,030,078 at December 31, 2016)	$2,031	$1,923
Share premium	204,952	189,029
Other capital reserves	33,313	28,257
Accumulated deficit	(235,713)	(209,553)
Other components of equity	(435)	(796)
Total equity	4,148	8,860
Non-current liabilities
Government grant advances, loans and other liabilities	5,030	5,144
Convertible debt and accrued interest	17,063	16,338
Provisions	1,532	1,306
Other Liabilities	52	22
Deferred revenue	1,293	1,940
Total non-current liabilities	24,970	24,750
Current liabilities
Trade payables	13,023	18,358
Interest-bearing receivables financing	7,413	7,712
Government grant advances	1,592	601
Other current liabilities	5,138	4,415
Deferred revenue	740	335
Provisions	32	46
Total current liabilities	27,938	31,467
Total equity and liabilities	$57,056	$65,077

Sequans reports fourth quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

Sequans reports fourth quarter 2017 financial results

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Twelve months ended Dec 31
(in thousands of US$)	2017	2016

Operating activities
Loss before income taxes	$(25,860)	$(24,503)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	2,780	3,080
Amortization and impairment of intangible assets	2,795	2,215
Share-based payment expense	1,638	1,122
Increase (decrease) in provisions	165	(240)
Financial expense (income)	4,612	3,686
Convertible debt amendments	322	—
Change in the fair value of convertible debt embedded derivative	—	1,583
Other financial expenses	—	83
Foreign exchange loss (gain)	561	(18)
Loss on disposal of property, plant and equipment	—	2
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	(7,084)	705
Decrease (Increase) in inventories	1,317	(4,628)
Decrease (Increase) in research tax credit receivable	(1,346)	963
Increase (Decrease) in trade payables and other liabilities	(5,939)	2,354
Decrease in deferred revenue	(242)	(737)
Decrease in government grant advances	(2,271)	(1,030)
Income tax paid	(333)	(226)
Net cash flow used in operating activities	(28,885)	(15,589)

Investing activities
Purchase of intangible assets and property, plant and equipment	(6,163)	(5,390)
Sale (purchase) of financial assets	(113)	24
Sale of short-term deposit	(2)	48
Interest received	60	48
Net cash flow used in investments activities	(6,218)	(5,270)

Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	966	279
Public equity offering proceeds, net of transaction costs paid	14,898	23,569
Proceeds (Repayment of) from interest-bearing receivables financing	(299)	1,240
Proceeds from interest-bearing research project financing	2,716	1,021
Proceeds from convertible debt, net of transaction cost	—	6,932
Repayment of government loans	(116)	—
Repayment of borrowings and finance lease liabilities	—	(12)
Interest paid	(327)	(251)
Net cash flows from financing activities	17,838	32,778

Net increase (decrease) in cash and cash equivalents	(17,265)	11,919
Net foreign exchange difference	11	(5)
Cash and cash equivalent at January 1	20,202	8,288
Cash and cash equivalents at end of the period	$2,948	$20,202
SEQUANS COMMUNICATIONS S.A.

Sequans reports fourth quarter 2017 financial results

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	Dec 31, 2017	Sept 30, 2017	Dec 31, 2016
Net IFRS loss as reported	$(7,646)	$(6,920)	$(5,371)
Add back
Stock-based compensation expense according to IFRS 2 (1)	680	310	459
Non-cash interest on Convertible debt and other financing (2)	706	759	671
Non-cash impact of Convertible debt amendments	322	—	—
	$(5,938)	$(5,854)	$(4,241)
IFRS basic loss per share as reported	($0.10)	($0.09)	($0.07)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.01	$0.00
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-cash impact of Convertible debt amendments	$0.01	$0.00	$0.00
Non-IFRS basic loss per share	($0.07)	($0.07)	($0.06)
IFRS diluted loss per share	($0.10)	($0.09)	($0.07)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.01	$0.00
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-cash impact of Convertible debt amendments	$0.01	$0.00	$0.00
Non-IFRS diluted loss per share	($0.07)	($0.07)	($0.06)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$—	$2	$—
Research and development	143	87	192
Sales and marketing	96	55	131
General and administrative	441	166	136

(2) Related to the difference between contractual and effective interests

Sequans reports fourth quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Twelve months ended Dec 31
	2017	2016
Net IFRS loss as reported	$(26,160)	$(24,787)
Add back
Stock-based compensation expense according to IFRS 2 (1)	1,638	1,122
Change in the fair value of convertible debt embedded derivative	—	1,583
Non-cash impact of revaluation of interest-free government loan	—	(57)
Non-cash impact of Convertible debt amendments	322	—
Non-cash interest on Convertible debt and other financing (2)	2,818	2,238
	$(21,382)	$(19,901)
IFRS basic loss per share as reported	($0.34)	($0.39)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.02
Change in the fair value of convertible debt embedded derivative	$0.00	$0.03
Non-cash impact of revaluation of interest-free government loan	$0.00	$0.00
Non-cash impact of Convertible debt amendments	$0.00	$0.00
Non-cash interest on Convertible debt and other financing (2)	$0.03	$0.03
Non-IFRS basic loss per share	($0.28)	($0.31)
IFRS diluted loss per share	($0.24)	($0.39)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.02
Change in the fair value of convertible debt embedded derivative	$0.00	$0.03
Non-cash impact of revaluation of interest-free government loan	$0.00	$0.00
Non-cash impact of Convertible debt amendments	$0.00	$0.00
Non-cash interest on Convertible debt and other financing (2)	$0.03	$0.04
Non-IFRS diluted loss per share	($0.28)	($0.31)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$7	$11
Research and development	436	475
Sales and marketing	295	236
General and administrative	900	400

(2) Related to the difference between contractual and effective interests